YIGAL ARNON & CO.
ADVOCATES AND NOTARY

February 11, 2009

Mark Kronforst
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	IncrediMail Ltd. Form 20-F for Fiscal Year Ended December 31, 2007 File No. 000-51694

Dear Mr. Kronforst:

        On behalf of IncrediMail Ltd. (the “Company”), we submit the following responses to the comments raised by the Commission staff (the “Staff”) in its letter of comment dated December 30, 2008 (the “Comment Letter”). To assist in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

        As referenced in our responses, we also have enclosed herewith Amendment No. 1 to the Company’s Form 20-F initially filed on May 12, 2008.

Form 20-F for the year ended December 31, 2007

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures, page 69

1.	We note your disclosure that your Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, you “have in place effective controls and procedures designed to ensure that information disclosed by [you] in the reports [you] file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

YIGAL ARNON & CO.

Response: The Company acknowledges the Staff’s comment and will revise its future filings to clarify its officers’ conclusions regarding whether the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting, page 69

2.	Please revise your future filings to identify the framework used to evaluate the effectiveness of your internal controls over financial reporting. See Item 15F(2)(b)(2) of Form 20-F.

Response: The Company acknowledges the Staff’s comment and will revise its future filings to identify the framework used to evaluate the effectiveness of our internal controls over financial reporting. The Company supplementally advises the Staff that its management uses the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” in making its evaluation.

(c) Changes in Internal Control Over Financial Reporting, page 69

3.	In future filings, revise the disclosure “no material changes in [y]our internal control over financial reporting…” to remove the term “material.”

Response: The Company acknowledges the Staff’s comment and will remove the referenced term from its future filings.

Item 18. Financial Statements

Consolidated Statements of Operations, page F-5

4.	You indicate on page 27 that you derive revenue from, among other sources, your Junkfilter Plus service, advertising agreements, and collaboration arrangements. Please tell us how you considered Rule 5-03(b)(1) with respect to these revenue streams.

Response: The Staff comment is fully noted, the Company supplementally informs the Staff that it considered Rule 5-03(b)(1) with respect to its revenue streams, and the Company supplementally wishes to clarify to the Staff that its JunkFilter Plus anti-spam service program, content database and advertising are add-on features over the Company’s IncrediMail Xe or IncrediMail Premium products. These revenues can be generated only through the usage of our products. As for the collaboration revenues – these revenues are immaterial and constitute less than 5% of the Company’s total revenues. Additionally, the Company believes that providing this information will not provide useful information to the financial statements users as they are all related to the sale of the Company’s products. Furthermore, the Company supplementally submits to the Staff that it provided the segregated information in Note 13(b) to its financial statements as of December 31, 2007 as required by Paragraph 37 to SFAS No. 131 “Disclosure about Enterprise and Related Information”.

YIGAL ARNON & CO.

Item 19. Exhibits

Exhibit 12.1 and 12.2

5.	Please amend your filing to revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 12 of the instructions to Item 19 of Form 20-F.

Response: In response to the Staff’s comment, the Company has filed an Amendment No. 1 to its Form 20-F to include the revised certifications, as contemplated by Section 246.13 of the Compliance and Disclosure Interpretations of Regulations S-K.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 972-3-608-7726 or Nahal A. Nellis, Esq. at 972-3-608-7753.

Sincerely, /s/ David Schapiro David Schapiro, Esq.

cc:	Yacov Kaufman (IncrediMail Ltd. - Chief Financial Officer) Mark Shannon (Securities and Exchange Commission)

Tel Aviv:	1 Azrieli Center, Tel Aviv 67021	Tel. (+972) 3-608-7777	Fax. (+972) 3-608-7724
Jerusalem:	31 Hillel Street, Jerusalem 94581	Tel. (+972) 2-623-9239	Fax. (+972) 2-623-9233

	www.arnon.co.il	info@arnon.co.il